

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via Email
William S. Barth
Chief Financial Officer
BSD Medical Corporation
2188 West 2200 South
Salt Lake City, Utah 84119

Re: **BSD Medical Corporation**
        Form 10-K for the Fiscal Year Ended August 31, 2013
        Filed November 14, 2013
        File No. 001-32526

Dear Mr. Barth:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant